UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Arlington Tankers Ltd.

(Exact Name of Registrant as Specified in Charter)

Bermuda	001-32343	98-0460376

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
First Floor, The Hayward Building
22 Bermudiana Road
Hamilton HM 11, Bermuda

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates:
(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Securities to be registered pursuant to Section 12(g) of the Act:
Preference Share Purchase Rights
(Title of Class)

Item 1: Description of Registrant’s Securities to be Registered.
On and effective as of June 26, 2008, the Board of Directors (the “Board”) of Arlington Tankers Ltd. (the “Company”) declared a dividend distribution of one Right (each, a “Right”) for each common share, $0.01 par value per share (“Common Share”) of the Company outstanding at the close of business on July 7, 2008 (the “Record Date”). Each Right initially represents the right to purchase from the Company one one-thousandth of a Series A Junior Participating Preference Share, $0.01 par value per share (“Series A Junior Preference Share”) at a purchase price of $95 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of June 26, 2008 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.
Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding Common Shares, and no separate Rights Certificates will be distributed. The initial date on which the Rights become exercisable is referred to as the “Distribution Date.” The Rights will separate from the Common Shares, and the Distribution Date will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the “Share Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares. The Distribution Date may be deferred in circumstances determined by the Board. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Share certificates outstanding on the Record Date, together with this Summary of Rights, or by new Common Share certificates issued after the Record Date which shall contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Share certificates; and (iii) the surrender for transfer of any certificates for Common Shares outstanding (with or without a copy of this Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
The Rights are not exercisable until the Distribution Date and will expire upon the close of business on June 26, 2018 (the “Final Expiration Date”) unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except for Common Shares issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only Common Shares issued prior to the Distribution Date will be issued with Rights.
In the event that any Person becomes an Acquiring Person, unless the event causing the 20% threshold described above to be exceeded is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of Common Shares of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per Common Share at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights

Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”
For example, at an exercise price of $95 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $95 such number of Common Shares (or other consideration, as noted above) as equals $95 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Shares. Assuming that such Common Shares had a market price of $23.75 per share at such time, the holder of each valid Right would be entitled to purchase eight Common Shares, having a market value of 8 x $23.75, or $190, for $95.
In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but its outstanding Common Shares are changed or exchanged for shares or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (other than Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of Common Shares of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such Common Shares at the date of the occurrence of the event. The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as “Triggering Events.”
For example, at an exercise price of $95 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $95 such number of Common Shares of the acquiring company as equals $95 divided by one-half of the current market price (as defined in the Rights Agreement) of such Common Shares. Assuming that such Common Shares had a market price of $23.75 per share at such time, the holder of each valid Right would be entitled to purchase eight Common Shares of the acquiring company, having a market value of 8 x $23.75, or $190, for $95.
At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Shares, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preference Share (or of a share of a class or series of the Company’s preference shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).
The Purchase Price payable, and the number of units of Preference Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) if holders of the Preference Shares are granted certain rights or warrants to subscribe for Preference Shares or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Preference Shares, or (iii) upon the distribution to holders of the Preference Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each Common Share is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preference Shares (other than fractions which are integral multiples of one one-thousandth of a Preference Share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading date prior to the date of exercise.
Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preference Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, each Preference Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preference Shares’ dividend, liquidation and voting rights, the value of one one-thousandth of a Preference Share purchasable upon exercise of each Right should be approximately the value of one Common Share.
At any time prior to the earlier of the tenth business day (or such later date as may be determined by the Board) after the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.00001 per Right (the “Redemption Price”), payable in cash or shares. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
At least once every three years, a committee of independent directors will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company and its shareholders.
Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for Common Shares of the acquiring company as set forth above.
Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board’s authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.
Item 2: Exhibits.
The following exhibits are filed herewith (or incorporated by reference as indicated below):
1	Rights Agreement, dated as of June 26, 2008, between Arlington Tankers Ltd. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preference Shares, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preference Shares (incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2008).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Arlington Tankers Ltd.
Date: June 30, 2008	By:	/s/ Edward Terino
Edward Terino
Chief Executive Officer, Chief Financial Officer and President

EXHIBIT INDEX

Exhibit Number	Description

1	Rights Agreement, dated as of June 26, 2008, between Arlington Tankers Ltd. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preference Shares, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preference Shares (incorporated by reference to the registrant’s Current Report on Form 8-K filed with the SEC on June 30, 2008).